           Basket Linked Capped Buffered Underlying Securities (BUyS)
                Global Equities [] Bullish [] Fee-Based Accounts

  Indicative Terms as of July 1, 2010

  CUSIP:              2515A0 V5 9

  Issuer:             Deutsche Bank AG, London Branch

  Maturity / Tenor:   18 Months

  Basket:             Weighted Basket comprised of the SandP 500(R) Index and
                      the iShares(R) MSCI Emerging Markets Index Fund (each, a
                      Basket Component and, collectively, the Basket Components)

  Initial Basket
  Level:              100

  Final Basket
  Level:              100 x [1 + (SandP 500 Return x 85.00%) + (iShares(R) MSCI
                      Emerging Markets Index Fund Return x 15.00%)], where the
                      SandP 500 Return, and the iShares(R) MSCI Emerging Markets
                      Index Fund Return are each the performance of the
                      respective Basket Components, expressed as a percentage,
                      from the respective Basket Component closing level on the
                      Trade Date to the respective Basket Component closing
                      level on the Final Valuation Date (in the case of the
                      iShares(R) MSCI Emerging Markets Index Fund, multiplied by the Share Adjustment Factor).

  Basket Return:         Final Basket Level - Initial Basket Level
                                Initial Basket Level

  Participation
  Rate:               150% (subject to the Basket Return Cap)

  Basket Return Cap:  13.50% - 17.50% (TBD on Trade Date)

  Maximum Return:     20.25% - 26.25% (TBD on Trade Date)
                      10% of the Initial Basket Level (first 10%

  Buffer Level:       depreciation of the
                      Basket is fully protected)

  Payment at          If the Final Basket Level:
  Maturity:           (a) is greater than or equal to the Initial Basket Level,
                      a cash payment equal to the face amount plus the face
                      amount multiplied by the Basket Return multiplied by the
                      Participation Rate. Accordingly, subject to the Maximum
                      the Payment at Maturity per $1,000 face amount Return,
                      will $1,000 + ($1,000 x Basket Return x be: Participation
                      Rate), subject to the Maximum Return; OR

                      (b) is less than the Initial Basket Level, and such
                      percentage decline is equal to or less than the Buffer
                      Level, the Payment at Maturity per $1,000 face amount will be $1,000; OR

                      (c) is less than the Initial Basket Level, and such
                      percentage decline is greater than the Buffer Level, the
                      Payment at Maturity per $1,000 face amount will be $1,000
                      + [$1,000 x (Basket Return + Buffer Level)].

  Share Adjustment    Initially, 1.0, subject to adjustment for anti-dilution
  Factor:             events affecting the iShares(R) MSCI Emerging Markets
                      Index Fund.

  Discounts and       The BUyS will initially be distributed through Deutsche
  Commissions:        Bank Securities Inc. ("DBSI"), its affiliates and/or
                      certain other affiliated or unaffiliated brokers
                      (collectively, the "Brokers"). DBSI will receive a selling concession of up to 0.50% or $5.00 per $1,000 face amount.
                      DBSI may pay referral fees to other Brokers of up to 0.25%
                      or $2.50 per $1,000 face amount and may additionally pay
                      fees of up to 0.25% or $2.50 per $1,000 face amount to
                      certain other Brokers. Deutsche Bank AG will reimburse
                      DBSI for such fees. The agents for this offering are
                      affiliates of ours. For more information see "Supplemental
                      Underwriting Information (Conflicts of Interest)" in term
                      sheet No. 918J.

  Agent:              Deutsche Bank Securities Inc.

Best Case Scenario at Maturity

If the Basket Return is positive, investors will receive 150% of the performance of the Basket Return at maturity, subject to a Basket Return Cap of between 13.50% and 17.50% (TBD on Trade Date) for a Maximum Return of between
20.25% and 26.25% (TBD on Trade Date).

Worst Case Scenario at Maturity

If the Final Basket Level is less than the Initial Basket Level and the percentage decline is greater than the Buffer Level, the payment that an investor would receive at maturity per $1,000 face amount will decline by 1%
for every 1% decline in the Basket beyond the Buffer Level. Subject to the credit of the Issuer, the maximum loss at maturity on an investment is 90% of the initial investment in the BUyS.

Benefits

[]   Global equity index exposure with protection for first 10% of any depreciation and upside leverage, subject to the Basket Return Cap

[]   150% of any positive Basket Return up to the Basket Return Cap

[]   The BUyS will outperform the Basket at maturity if the Final Basket Level is less than the Initial Basket Level

Risks

[]   Because the BUyS do not offer protection of your initial investment and the return of the BUyS is linked to the performance of the Basket Components, you may lose up to 90% of your initial investment

[]   Return on the BUyS is limited by the Basket Return Cap, and will not benefit from any appreciation of the Basket beyond the Basket Return Cap

[]   Return on the BUyS is linked to the value of the Basket without taking into consideration the value of dividends paid on the component stocks of the
     Basket Components

[]   An investment in BUyS is subject to the credit of the Issuer

                      Important Dates

  Offering Period:                              July 1 - July 14, 2010
  Trade Date:                                            July 14, 2010
  Settlement Date:                                       July 19, 2010
  Final Valuation Date:                               January 13, 2012
  Maturity Date:                           January 19, 2012 (18 Months)

                                    ISSUER FREE WRITING PROSPECTUS
                                        Filed Pursuant to Rule 433
                             Registration Statement No. 333-162195
                              Dated July 1, 2010  R-6034-1 (08/08)

                    NOT FDIC / NCU A INSURED OR GU AR ANTEED
                     M AY LOSE VALUE * NO BANK GU AR AN TEE
                                  NOT A DEPOSIT
                           NOT INSURED OR GU AR ANTEED
                      BY ANY FEDER AL GOVERNMENTAL AG ENCY

DWS Structured Products  1.866.637.9185  www.dws-sp.com

Capped BUyS Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes a Buffer Level of 10%, a Participation Rate of 150% and a Basket Return Cap of 15.50%)
Change in Basket Components (%)	Basket Return (%)	BUyS Return (%)	Payment at Maturity (per $1,000 invested)
30.00%	15.50%	23.25%	$1,232.50
20.00%	15.50%	23.25%	$1,232.50
10.00%	10.00%	15.00%	$1,150.00
5.00%	5.00%	7.50%	$1,075.00
0.00%	0.00%	0.00%	$1,000.00
-5.00%	-5.00%	0.00%	$1,000.00
-10.00%	-10.00%	0.00%	$1,000.00
-20.00%	-20.00%	-10.00%	$900.00
-30.00%	-30.00%	-20.00%	$800.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Selected Risk Factors

YOUR INVESTMENT IN THE BUyS MAY RESULT IN A LOSS – The BUyS do not guarantee any return of your initial investment in excess of $100 per $1,000 face amount. The return on the BUyS at maturity is linked to the weighted performance of the Basket Components and will depend on whether, and the extent to which, the Basket performance is positive or negative.

THE RETURN ON YOUR BUyS IS LIMITED BY THE BASKET RETURN CAP – The Basket Return cannot exceed the Basket Return Cap of between 13.50% and 17.50% (to be determined on the Trade Date) and your payment at maturity is limited to a maximum payment of between $1,202.50 and $1,262.50 (to be determined on the Trade Date) for each $1,000 face amount of the BUyS you hold, regardless of any increase in the Basket beyond the Basket Return Cap.

CREDIT RISK – The payment of amounts owed to you under the BUyS is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE BUYS — We or one or more of our affiliates may hedge our exposure from the BUyS by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Basket Components and make it less likely that you will receive a return on your investment in the BUyS. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the BUyS declines. We or our affiliates may also engage in trading in instruments linked to the Basket Components on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Components. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the BUyS. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the BUyS.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUyS PRIOR TO MATURITY – Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET COMPONENTS OR THE MARKET VALUE OF THE BUyS – We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level of the Basket Components or the value of the BUyS.

LACK OF LIQUIDITY – There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.

NON-U.S. SECURITIES MARKETS RISKS — The stocks included in the iShares® MSCI Emerging Markets Index Fund are issued by foreign companies in foreign securities. These stocks may be more volatile than domestic stocks and may be subject to different political, market, economic, exchange rate, regulatory and other risks.

CURRENCY MARKETS MAY BE HIGHLY VOLATILE — The BUyS are subject to currency exchange risk through their exposure to the performance of the iShares® MSCI Emerging Markets Index Fund, which measures the performance of foreign stocks that are denominated in U.S. dollars. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies.

NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS – You will not receive periodic coupon payments on the BUyS or have voting rights or rights to receive cash dividends or other distributions with respect to the component stocks of the Basket Components.

POTENTIAL CONFLICTS – Because we and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUyS – In addition to the level of the Basket Components on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE BASKET COMPONENTS ARE UNEQUALLY WEIGHTED — The Basket Components are unequally weighted. Accordingly, performances by the Basket Components with higher weightings will influence the Final Basket Level and therefore the Basket Return to a greater degree than the performances of Basket Components with lower weightings. If one or more of the Basket Components with higher weightings perform poorly, that poor performance could negate or diminish the effect on the Final Basket Level of any positive performance by the lower weighted Basket Components.

THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the iShares® MSCI Emerging Markets Index Fund. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the iShares® MSCI Emerging Markets Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the BUyS may be materially and adversely affected. See “Anti-Dilution Adjustments” in the accompanying product supplement.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE BUyS ARE UNCLEAR – Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and the Internal Revenue Service, or a court might not agree with the tax consequences described in the accompanying term sheet.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 918J  and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 918J and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

                 DWS Structured Products    1.866.637.9185    www.dws-sp.com